EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Amounts in thousands of dollars)
	2001	2002	2003	2004	2005	6 Months Ended 3/31/2006
Pre-tax income (loss) from continuing operations	(36,247)	(12,455)	768	1,749	5,102	1,832

Fixed charges:
Interest expense and amortization of debt issuance cost	719	199	102	29	7	219
Rentals (33%)	1,009	720	636	616	587	256
Preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Total Fixed Charges	1,728	919	738	645	594	475

Pre-tax income (loss) from continuing operations plus fixed charges less PS requirement	(34,519)	(11,536)	1,506	2,394	5,696	2,307

Ratio of Earnings to Fixed Charges			2.0	3.7	9.6	4.9

Deficit where ratio coverage less than 1:1	36,247	12,455	—	—	—	—